

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2014

<u>Via E-mail</u>
Chip Patterson, Esq.
MacKenzie Capital Management, LP
1640 School Street
Moraga, California 94556

> **Re: FSP Galleria North Corp.**
> **Amended Schedule TO-T filed by MacKenzie Flagship Fund 15, LLC, et al.**
> **Filed May 14, 2014**
> **File No. 005-84200**

Dear Mr. Patterson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   We note your correspondence dated May 14, 2014, in which you state that you disseminated tender offer materials by mail. Rule 14d-4(a)(3) provides that, if a bidder uses stockholder lists and security position listings under Rule 14d-5 to disseminate tender offer materials, the bidder must also publish the tender offer in a newspaper. Given that you do not appear to have published the tender offer in a newspaper, please confirm that you did not disseminate tender offer materials using stockholder lists and security position listings under Rule 14d-5.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact David L. Orlic, Special Counsel, at (202) 551-3503 or me at (202) 551-3641 with any questions.

Sincerely,

/s/ Geoff Kruczek

Geoff Kruczek
Attorney-Adviser
Office of Mergers and Acquisitions